EXHIBIT 13
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FOR IMMEDIATE RELEASE
                                                For further information, call:
                                                Alan Miller
                                                Innisfree M & A Incorporated
                                                (212) 750-5831


                            GOLDEN CYCLE RESPONDS TO
                        POSSIBLE GLOBAL MOTORSPORT RECAP

         WYNNEWOOD, PA, October 30, 1998 - - Golden Cycle, LLC, dismissed yesterday's announcement that Global Motorsport Group, Inc. (NASDAQ:CSTM) is continuing to explore value-maximizing transactions. "Golden Cycle's fully funded, $19 cash per share offer for substantially all the shares is and remains the only transaction available to shareholders," said Golden Cycle Vice President Roger Grass.

         Mr. Grass noted the Company's recapitalization is a speculative proposal. "The Company says Bank of America 'has committed to arrange' a credit facility - not that it has agreed to underwrite or participate in a facility. The facility terms are unstated, and would be used, in part, to finance the acquisition of an unspecified number of shares at an undisclosed price," he said. "Shareholders understand we have a firm commitment from NationsBank to provide us with an $80 million senior credit facility and Global has nothing more than a proposal to try to raise money."

         "On September 28, Global issued a press release saying it intended to present its value maximizing transaction in thirty days," said Mr. Grass. "It seems this unfunded, possible recapitalization plan is the best they could come up with. It's hard to imagine shareholders believing that hope of an unfunded and undefined recap is superior to our fully financed cash offer."

         Mr. Grass also criticized Global's press release for mischaracterizing discussions between Global and Golden Cycle. "The Company seems to have forgotten that in a September 28 press conference Global Chairman Joseph Keenan said we would be allowed to conduct due diligence after executing a confidentiality agreement containing no standstill provisions. First they demanded a standstill. When we insisted they live up to Mr. Keenan's commitment, they withdrew the standstill demand but said we wouldn't get any meaningful due diligence without first making a bid that the Board, in its sole discretion, found acceptable. Given these conditions and the events of the preceding six months, we determined it would not be fruitful to pursue further discussions with the Board."

                   CERTAIN INFORMATION CONCERNING PARTICIPANTS

         Golden Cycle, LLC ("Golden Cycle") and certain other persons named below may solicit the consent of shareholders (a) to remove the current members of the Board of Directors of Global Motorsport Group, Inc. ("Global") and elect five nominees (the "Nominees") as directors of Global pursuant to a shareholder action by written consent (the "Consent Solicitation") and



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(b) in favor of three proposals to amend the By-laws of Global. The participants in this solicitation may include the officers of Golden Cycle (Alex Grass and Roger Grass), each of whom is a Nominee.

         As of the date of this communication, Golden Cycle is the beneficial owner of 528,100 shares of Common Stock, par value $0.001 per share, of Global. Other than as set forth herein, as of the date of this communication, neither Golden Cycle nor any of its members or other representatives or employees, any Nominees or other persons known to Golden Cycle who may solicit proxies has any security holdings in Global.

         Golden Cycle has retained Jefferies & Company, Inc. ("Jefferies & Company") to act as its financial advisor in connection with Golden Cycle's offer to acquire Global and the Consent Solicitation, for which Jefferies & Company will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Golden Cycle has agreed to indemnify Jefferies & Company and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Jefferies & Company does not admit that it or any of its shareholders, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Jefferies & Company. Andrew Whittaker (an executive vice president) and Louis Fienberg (a senior vice president) of Jefferies & Company may assist Golden Cycle in the solicitation of consents of shareholders. Jefferies & Company engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Jefferies & Company may trade securities of Global for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Jefferies & Company has informed Golden Cycle that as of October 26, 1998, Jefferies & Company held no shares of Global Common Stock for its own account.

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